Exhibit 99.1

NEWS RELEASE

Toronto, May 5, 2021

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q1 Results

Record Revenues and High Margins

“Franco-Nevada’s diversified portfolio outperformed in the first quarter generating record revenues and an 85% Adjusted EBITDA Margin,” stated Paul Brink, President and CEO. “Antamina, Cobre Panama, and Hemlo made strong contributions along with our Energy assets that benefitted from a recovery in prices. We were delighted, post quarter-end, to acquire the Vale Royalty Debentures that, along with our Labrador Iron Ore Royalty Company investment, add to our base of low-risk long-life cash flow. The transaction adds to the diversity of our portfolio while it remains more than 80% precious metals focused. Following the acquisition, we have revised our guidance and outlook and now expect 25% growth in revenue over the next five years. Our primary focus is on adding further precious metal assets to the portfolio.”

At today’s annual meeting, the Hon. David R. Peterson stepped down as the Chair of the Compensation and ESG Committee and, after more than 13 years, as a Director of Franco-Nevada. The Board thanked Mr. Peterson for his outstanding leadership, consensus-building contributions and many years of service.

Q1/2021
	Strong Q1 results	vs
Q1/2020
GEOs[1] sold	149,575	+11%
Revenue	$308.9 million	+28%
Net income	$171.5 million ($0.90/share)	+274%
Adjusted Net Income[2]	$160.9 million ($0.84/share)	+47%
Adjusted EBITDA[3]	$262.7 million	+36%
Margin[4]	85.0%	+6%

Strong Financial Position

●	No net debt and $1.2 billion in available capital as at May 5, 2021
●	Generated $224.3 million in operating cash flow for the quarter
●	Quarterly dividend increased 15.4% to $0.30/share

Sector-Leading ESG

●	Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Contributing to help communities through the COVID-19 crisis
●	Goal of 40% diverse representation at the Board and top leadership levels

Diverse, Long-Life Portfolio

●	Most diverse portfolio by asset, operator and country
●	Core assets outperforming
●	Growth in long-life reserves

Growth and Optionality

●	Acquisitions, mine expansions and new mines driving growth
●	Numerous exploration successes in the portfolio
●	Long-term options in gold and copper
●	Guiding to 25% growth in revenue over 5 years

Quarterly revenue and GEOs Sold by commodity
	Q1/2021		Q1/2020
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
Gold	107,005	$190.0	105,751	$167.0
Silver	27,466	47.7	13,882	22.1
PGMs	11,498	19.5	13,879	22.6
Other Mining Assets	3,606	6.6	1,429	2.3
Mining	149,575	$263.8	134,941	$214.0
Oil	—	25.9	—	17.2
Gas	—	14.5	—	5.8
NGL	—	4.7	—	3.5
	149,575	$308.9	134,941	$240.5

For Q1/2021, revenue was sourced 85.4% from gold and gold equivalents (61.6% gold, 15.4% silver, 6.3% PGM and 2.1% other mining assets). Geographically, revenue was sourced 90.4% from the Americas (28.8% South America, 22.1% Central America & Mexico, 21.5% U.S. and 18.0% Canada).

Portfolio Additions

●	Vale Royalty Debentures: As previously announced, on April 16, 2021, the Company acquired 57 million of Vale S.A.’s (“Vale”) outstanding participating debentures (“Royalty Debentures”) for $538 million. Royalty payments are made on a semi-annual basis on March 31st and September 30th of each year reflecting sales in the preceding half calendar year period. The first payment for H1/2021 will be payable to Franco-Nevada on September 30, 2021, reflecting a net sales royalty for the period January 1, 2021 to June 30, 2021.
●	Investment in Labrador Iron Ore Royalty Corporation: As previously announced, Franco-Nevada has accumulated a 9.9% equity investment in Labrador Iron Ore Royalty Corporation (“LIORC”). LIORC normally pays cash dividends from net income derived from Iron Ore Company of Canada to the maximum extent possible, while maintaining appropriate levels of working capital.
●	Séguéla Royalty: On March 30, 2021, the Company acquired a 1.2% NSR on Roxgold Inc.’s (“Roxgold”) Séguéla gold project in Côte d'Ivoire for $15.2 million (A$20.0 million). The royalty agreement is subject to a buy-back at the option of Roxgold of up to 50% of the royalty at a pro rata portion of the purchase price for a period of up to three years after closing. In April 2021, Fortuna Silver Mines agreed to acquire Roxgold.

Revised 2021 Guidance and 5-Year Outlook

As previously announced, reflecting the acquisition of the Vale Royalty Debentures, Franco-Nevada now expects attributable royalty and stream sales in 2021 to total 580,000 to 615,000 GEOs from our Mining assets, an increase from 555,000 to 585,000 GEOs previously and additional revenue of $115 to $135 million from our Energy assets. For 2021 guidance, silver, platinum, palladium and iron ore prices have been converted to GEOs using commodity prices of $1,750/oz Au, $25.00/oz Ag, $1,100/oz Pt, $2,200/oz Pd, and $150/t Fe 65%. The WTI oil price and Henry Hub natural gas price are assumed to average $55 per barrel and $2.50 per mcf. We estimate depletion expense to be $265 to $300 million.

For its 5-year outlook, Franco-Nevada now expects its attributable GEO sales to be between 630,000 and 660,000 GEOs by 2025, an increase from 600,000 to 630,000 GEOs stated previously and additional revenue of $150 to $170 million from our Energy assets. The commodity price assumptions (excluding Fe 65% at $89/t) are the same as those used for our 2021 guidance and we assumed no other acquisitions other than the Condestable stream, Séguéla royalty and Royalty Debentures.

Please see our annual MD&A for more details on our guidance.

Q1/2021 Portfolio Updates

Gold Equivalent Ounces Sold: GEOs sold for the quarter were 149,575, an increase of 10.8% from the 134,941 sold in Q1/2020. Higher contributions from Antamina, Hemlo, Cobre Panama and the recently acquired Condestable stream were partly offset by lower contributions from Sudbury and Guadalupe-Palmarejo.

South America:

●	Antamina (22.5% silver stream) – GEOs delivered and sold were higher in Q1/2021, reflecting an increase in ounces sold and higher silver prices than one year earlier.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were higher in Q1/2021 than one year earlier due to variations in the copper concentrate shipments.
●	Candelaria (gold and silver stream) – GEOs delivered and sold in Q1/2021 were relatively consistent with Q1/2020. Production at Candeleria was higher this quarter than in the previous year due to higher mill throughput, but deliveries to Franco-Nevada remained flat due to timing of concentrate shipments. Precious metal production is expected at higher rates later in the year as the mine plan accesses higher grade ore.

●	Condestable (gold and silver stream) – Franco-Nevada received its first deliveries from the recently acquired stream, with the asset contributing an incremental 3,255 GEOs in the quarter.
●	Cerro Moro (2% royalty) – Yamana reported that Cerro Moro returned to a more normalized activity level during the quarter following COVID-19 challenges in the prior year, and expects further improvements as the vaccination program ramps up in Argentina.
●	Taca Taca (1% royalty) – In November 2020, First Quantum declared a maiden Mineral Reserve of over 7.7 million tonnes of contained copper and, in March 2021, filed an updated technical report. First Quantum is continuing with pre-development and feasibility activities.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – GEOs delivered and sold were higher in Q1/2021 than one year earlier, as the mine continues its ramp-up. First Quantum reported record production at the mine in Q1/2021. 19.6 Mt of ore was processed in the quarter. Mining is expected to transition to softer ore later in the year and First Quantum is targeting 85 Mtpa of throughput for 2021.
●	Guadalupe-Palmarejo (50% gold stream) – Sales from Guadalupe-Palmarejo were lower than in the same quarter in 2020. GEOs sold in the prior year period benefitted from higher feed grades and included 1,695 GEOs held in inventory at December 31, 2019.

U.S.:

●	Stillwater (5% royalty) – GEOs from Stillwater increased from one year earlier, reflecting higher PGM production and strong platinum and palladium prices during the quarter.
●	South Arturo (4-9% royalty) – In April 2021, i-80 Gold announced positive results from its drill programs at El Niño, Phase 1 open pit and Phase 3 project. At El Niño, development of a ramp to access the deeper mineralization is under way and is expected to be completed in Q1 2023.
●	Castle Mountain (2.65% royalty) – In March 2021, Equinox Gold announced a positive feasibility study for the Phase 2 expansion. The Phase 2 project will expand run-of-mine heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production is estimated at 3.4 million ounces of gold.
●	Marigold (1.75-5% royalties): In March 2021, SSR Mining announced updated Mineral Reserves and Mineral Resources as at December 31, 2020. Including pad inventory, Mineral Reserves of 3.69 million gold ounces were reported, with M&I Resources inclusive of Reserves of 5.38 million gold ounces and Inferred Resources of 334,000 gold ounces.
●	Rosemont (1.5% royalty): As Hudbay evaluates its next steps for the Rosemont project, drilling activities advance at the Copper World deposits which are largely on private land and covered by Franco-Nevada’s royalty. Hudbay believes Copper World has the potential to host at least four economic deposits with a relatively low strip ratio and may prove to be a viable open-pit operation that is either separate from or additive to the Rosemont project.

Canada:

●	Sudbury (50% gold and PGM stream): In February 2021, KGHM approved an updated life of mine plan which extends mining operations at the McCreedy West mine for another 5 years.
●	Detour Lake (2% royalty) – In March 2021, Kirkland Lake Gold filed a technical report which included a new life of mine plan under which production is expected to average 680,000 to 720,000 ounces from 2021 to 2024, before increasing to 800,000 ounces in 2025 and reaching over 900,000 ounces in 2032. Kirkland Lake Gold also reported continued exploration success, including intersections in the Central Saddle Zone containing exceptional grades and widths.
●	Hemlo (3% royalty & 50% NPI) – Revenue from Hemlo increased significantly relative to the same quarter in 2020 as the 50% NPI on Interlake benefitted from higher gold prices and increased production from grounds where Franco-Nevada has royalty interests. In addition, the Company recorded royalties of $8 million related to prior periods during the quarter.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Kirkland Lake Gold reported that the Macassa #4 Shaft remains ahead of schedule with shaft sinking reaching the 5,000-foot level at the end of the quarter.
●	Canadian Malartic (1.5% royalty) – In March 2021, Agnico Eagle and Yamana filed an updated technical report. Development of the Barnat pit extension was completed in 2020 and mining will gradually transition from the Canadian Malartic pit to the Barnat pit. Based on current Mineral Reserves, the open-pit life of mine extends to 2028 after which mining will gradually transition from the open pit to underground. The Odyssey underground project is expected to extend the life of the complex to at least 2039.
●	Hardrock (3% royalty) – In April 2021, Equinox Gold completed its acquisition of Premier Gold and the acquisition of an additional 10% interest in Hardrock, increasing its stake to 60%. Orion will hold the remaining 40% interest in the project.

●	Red Lake (Bateman) (2% royalty) – In March 2021, Evolution Mining agreed to acquire all of the issued and outstanding shares of Battle North. The acquisition is expected to create synergies between the Bateman project and Evolution’s existing operations in the region.
●	Valentine Lake (2% royalty) – In March 2021, Marathon Gold completed a feasibility study that outlines a 13-year mine life with an average production profile of 173,000 ounces of gold per year between 2024 and 2033 and 56,000 ounces of gold per year between 2034 and 2036 from the processing of low-grade stockpiles. Marathon Gold also reported a maiden Inferred Mineral Resource estimate for the new Berry Deposit of 638,700 ounces.

Rest of World:

●	Aği Daği (2% royalty) – In April 2021, Alamos announced its filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for Alamos’ Kirazli gold mine. Though Franco-Nevada does not have a royalty on the Kirazli mine, cessation of development activities at Kirazli are expected to negatively impact the advancement of the Aği Daği project.

Energy: Revenue from the Energy assets increased to $45.1 million in Q1/2021 compared to $26.5 million in Q1/2020. Revenues were positively impacted by higher oil and gas prices and the addition of royalty interests in the Haynesville shale play.

U.S.:

●	Haynesville (various royalty rates) – The recently acquired portfolio of assets contributed $7.2 million of incremental revenue in Q1/2021.
●	Permian Basin (various royalty rates) – Revenue from Franco-Nevada’s interests in the Permian Basin increased compared to the same quarter in the prior year due to incremental volumes from new wells and higher realized commodity prices.
●	Marcellus (1% royalty) – The royalty contributed $7.6 million to revenue in Q1/2021, an increase from Q1/2020, reflecting higher realized prices.
●	SCOOP/STACK (various royalty rates) – Royalties from SCOOP/STACK were relatively flat compared to Q1/2020 with higher realized pricing being offset by reduced drilling by the operators on royalty lands.

Canada:

●	Weyburn (NRI, ORR, WI) – Revenue from Weyburn contributed $9.1 million in Q1/2021 compared to $4.2 million in Q1/2020, reflecting the NRI royalty’s leverage to increasing oil prices.
●	Orion (4% GORR) – Revenue from Orion increased compared to Q1/2020 due to higher realized prices and despite slightly lower production levels for the quarter.

Dividend increase

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.30 per share as had been previously announced. The dividend will be a 15.4% increase from the previous $0.26 per share quarterly dividend and will mark the 14th consecutive annual dividend increase for Franco-Nevada shareholders. The dividend will be paid on June 24, 2021 to shareholders of record on June 10, 2021 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete unaudited Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, May 6, 2021 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q1/2021 results.

Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
●	Conference Call Replay until May 13, 2021: Toll-Free (888) 390-0541; International (416) 764-8677; Code 928928 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the Company’s at-the-market equity program (the “ATM Program”), and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, mine lives and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES: Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1	GEOs include Franco-Nevada’s attributable share of production from our Mining assets, after applicable recovery and payability factors, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For Q1/2021, the average commodity prices were as follows: $1,794 gold (Q1/2020 - $1,583), $26.26 silver (Q1/2020 - $16.90), $1,161 platinum (Q1/2020 - $903) and $2,405 palladium (Q1/2020 - $2,284).
2	Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
3	Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
4	Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation to IFRS measures:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2021	2020
Net income (loss)	$171.5	$(98.8)
Impairment charges (reversals)	—	271.7
Foreign exchange (gains)/losses and other (income)/expenses	0.1	0.1
Tax effect of adjustments	(0.1)	(63.8)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	(10.6)	—
Adjusted Net Income	$160.9	$109.2
Basic weighted average shares outstanding	191.0	189.4
Adjusted Net Income	$0.84	$0.58

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2021	2020
Net income (loss)	$171.5	$(98.8)
Income tax expense (recovery)	19.8	(44.9)
Finance expenses	0.8	1.1
Finance income	(0.7)	(0.9)
Depletion and depreciation	71.2	64.4
Impairment charges (reversals)	—	271.7
Foreign exchange (gains)/losses and other (income)/expenses	0.1	0.1
Adjusted EBITDA	$262.7	$192.7
Basic weighted average shares outstanding	191.0	189.4
Adjusted EBITDA per share	$1.37	$1.02

	For the three months ended
	March 31,
(expressed in millions, except Margin)	2021	2020
Net income (loss)	$171.5	$(98.8)
Income tax expense (recovery)	19.8	(44.9)
Finance expenses	0.8	1.1
Finance income	(0.7)	(0.9)
Depletion and depreciation	71.2	64.4
Impairment charges (reversals)	—	271.7
Foreign exchange (gains)/losses and other (income)/expenses	0.1	0.1
Adjusted EBITDA	$262.7	$192.7
Revenue	308.9	240.5
Margin	85.0%	80.1%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At March 31,	At December 31,
	2021	2020
ASSETS
Cash and cash equivalents (note 4)	$538.5	$534.2
Receivables	102.3	93.4
Prepaid expenses and other (note 6)	36.2	36.1
Current assets	$677.0	$663.7

Royalty, stream and working interests, net (note 7)	$4,748.7	$4,632.1
Investments and loan receivable (note 5)	250.7	238.4
Deferred income tax assets	51.8	45.1
Other assets (note 8)	19.0	13.6
Total assets	$5,747.2	$5,592.9

LIABILITIES
Accounts payable and accrued liabilities	$33.8	$40.8
Current income tax liabilities	7.5	12.4
Current liabilities	$41.3	$53.2

Deferred income tax liabilities	98.4	91.5
Other liabilities	4.4	4.4
Total liabilities	$144.1	$149.1

SHAREHOLDERS’ EQUITY
Share capital (note 15)	$5,588.2	$5,580.1
Contributed surplus	15.6	14.0
Retained earnings (deficit)	93.8	(34.4)
Accumulated other comprehensive loss	(94.5)	(115.9)
Total shareholders’ equity	$5,603.1	$5,443.8
Total liabilities and shareholders’ equity	$5,747.2	$5,592.9

Commitments and contingencies (notes 19 and 20)
Subsequent events (note 21)

The accompanying notes are an integral part of these consolidated financial statements and can be found in Q1/2021 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2021	2020
Revenue (note 10)	$308.9	$240.5

Costs of sales
Costs of sales (note 11)	$40.6	$43.6
Depletion and depreciation	71.2	64.4
Total costs of sales	$111.8	$108.0
Gross profit	$197.1	$132.5

Other operating expenses (income)
Impairment charges (reversals) (note 7)	$—	$271.7
General and administrative expenses	6.2	6.2
Gain on sale of gold bullion	(0.6)	(2.0)
Total other operating expenses (income)	$5.6	$275.9
Operating income (loss)	$191.5	$(143.4)
Foreign exchange gain (loss) and other income (expenses)	$(0.1)	$(0.1)

Income (loss) before finance items and income taxes	$191.4	$(143.5)

Finance items (note 13)
Finance income	$0.7	$0.9
Finance expenses	(0.8)	(1.1)
Net income (loss) before income taxes	$191.3	$(143.7)

Income tax expense (recovery) (note 14)	19.8	(44.9)
Net income (loss)	$171.5	$(98.8)

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$9.4	$(63.6)

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (note 5)	18.6	(35.3)
Other comprehensive income (loss)	$28.0	$(98.9)

Comprehensive income (loss)	$199.5	$(197.7)

Earnings (loss) per share (note 16)
Basic	$0.90	$(0.52)
Diluted	$0.90	$(0.52)
Weighted average number of shares outstanding (note 16)
Basic	191.0	189.4
Diluted	191.3	189.8

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q1/2021 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended
	March 31,
	2021	2020
Cash flows from operating activities
Net income (loss)	$171.5	$(98.8)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depletion and depreciation	71.2	64.4
Share-based payments	1.4	1.2
Impairment charges (reversals)	—	271.7
Unrealized foreign exchange loss	0.1	0.5
Deferred income tax recovery	(2.3)	(59.3)
Other non-cash items	(1.2)	(2.5)
Acquisition of gold bullion	(10.5)	(8.8)
Proceeds from sale of gold bullion	7.5	13.5
Operating cash flows before changes in non-cash working capital	$237.7	$181.9
Changes in non-cash working capital:
(Increase) decrease in receivables	$(8.9)	$14.7
(Increase) decrease in prepaid expenses and other	(2.2)	7.1
Decrease in current liabilities	(2.3)	(8.5)
Net cash provided by operating activities	$224.3	$195.2

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(190.3)	$(34.3)
Acquisition of energy well equipment	(0.3)	(0.2)
Proceeds from sale of investments	12.2	—
Net cash used in investing activities	$(178.4)	$(34.5)

Cash flows from financing activities
Payment of dividends	$(41.8)	$(36.2)
Repayment of term loan	—	(80.0)
Proceeds from at-the-market equity offerings	—	37.5
Credit facility amendment costs	(0.1)	—
Proceeds from exercise of stock options	—	1.2
Net cash used in financing activities	$(41.9)	$(77.5)
Effect of exchange rate changes on cash and cash equivalents	$0.3	$(5.5)
Net change in cash and cash equivalents	$4.3	$77.7
Cash and cash equivalents at beginning of period	$534.2	$132.1
Cash and cash equivalents at end of period	$538.5	$209.8

Supplemental cash flow information:
Dividend income received	$9.0	$5.1
Interest and standby fees paid	$0.6	$0.8
Income taxes paid	$21.6	$18.4

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q1/2021 Quarterly Report available on our website